FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 17th, 2020

Pursucant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Group Q3 2020 Results

November 17, 2020

Mobile TeleSystems PJSC

Press release MTS Group Q3 2020 results

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Press release MTS Group Q3 2020 results

Q3 2020 HIGHLIGHTS

in RUB bn unless indicated otherwise

MTS Group – Key figures*	Q3 2020	Q3 2019	Change,%
Revenue	129.0	123.0	4.9%
o/w Russia	127.4	121.9	4.4%
Adjusted OIBDA[1]	58.5	56.7	3.3%
o/w Russia	57.2	55.4	3.1%
Operating profit	33.2	32.6	1.8%
Profit attributable to owners of the Company	18.8	18.4	2.3%
Cash CAPEX[2]	23.4	21.8	7.4%
Net debt[3]	302.4	307.0	-1.5%
Net debt / LTM Adjusted OIBDA[4]	1.4	1.3	n/a
9M 2020 highlights	9M 2020	9M 2019	Change, %
Operating cash flow	109.1	70.3	55.3%
Free cash flow ex-Bank excl. SEC/DOJ payment	54.2	59.5	-9.0%

*All profit & loss figures for 2019 have been restated to reflect the deconsolidation of MTS’s former Ukraine operations

Alexey Kornya, President & CEO, commented on the results:

Today I am happy to report that MTS has delivered another solid set of results for Q3 2020. We successfully overcame COVID-19 headwinds and achieved Group Revenue growth of 4.9% year-over-year, reaching 129.0 billion rubles. Notably, our segments beyond connectivity — Fintech, Media, and Cloud & Digital Solutions — outpaced core telecom services and contributed more than half of year-over-year top-line growth. Group adjusted OIBDA was likewise up a solid 3.3% to reach 58.5 billion rubles.

Encouragingly, in Q3 we saw many impacts from COVID-19 begin to ease. Our stores in Russia resumed mostly normal operations and MTS Bank returned to profitability as the macroeconomic picture became clearer. That said, some of the challenges remain, and in Q3 we saw a sharp year-over-year decline in international roaming revenue as travel restrictions led to a curtailed summer vacation season.

Nevertheless, I am confident that our solid performance during this challenging period only further confirms that we are on the right track with our CLV 2.0 growth strategy. Looking ahead, we remain laser-focused on being the best telecom operator in Russia while also moving forward to capture the growing upside in our digital ecosystem.

Given our strong Q3 results, as well as our increased visibility toward year-end 2020, we are upgrading our full-year guidance to revenue growth of at least +3% (from flat to 3%) and flat to 2% growth in Adjusted OIBDA (from -2% to flat), while maintaining our Cash CAPEX guidance of around RUB 90 bn for the year.

in millions unless indicated otherwise

Mobile subscribers	Q3 2020	Q2 2020	Q-o-Q Change, %	Q3 2019	Y-o-Y Change,%
Total	86.0	84.9	1.3%	86.7	-0.8%
Russia	78.2	77.2	1.3%	78.8	-0.8%
Armenia	2.1	2.1	2.4%	2.2	-5.0%
Belarus [5]	5.7	5.6	0.9%	5.6	0.6%

 1 Adjusted OIBDA has been adjusted for the reversal of impairment of non-current assets of RUB 21 m for Q3 2020

2 Excluding purchases of 4G license in Armenia in 2019 and net of cash proceeds under sharing agreement

3 Excluding lease obligations

4 Including the effects of IFRS 15 and 16

5 MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

Press release MTS Group Q3 2020 results

COVID-19

MTS continues to closely monitor the COVID-19 situation. The Company’s highest priority is protecting the health and safety of our employees—whether in the office, in the store, or in the field—as well as supporting our customers by providing robust connectivity and world-class digital services.

In Q3 2020, MTS saw continued impacts from the COVID-19 pandemic, most notably reduced consumption of international roaming services amid ongoing travel restrictions.

The global COVID-19 situation remains fluid and could further affect the economies and financial markets of many regions, including the countries in which we operate, which in turn could impact consumer and business spending patterns and our operating results. Additional information about potential business risks posed by the coronavirus pandemic is provided in our 2019 Form 20-F filed with the U.S. Securities & Exchange Commission and available on our website at: http://ir.mts.ru/investors/financial-center/annual-reports-and-form-20-f/.

Press release MTS Group Q3 2020 results

KEY CORPORATE DEVELOPMENTS

CORPORATE NEWS

In July, the MTS Board of Directors (“BoD” or “the Board”) called for and set September 30, 2020 as the date of an Extraordinary General Meeting of shareholders (“the EGM”) to be held in absentia, with a record date for shareholders entitled to participate in the EGM set for September 7, 2020.

***

In August, MTS completed payment of dividends based on the company’s full-year 2019 financial results that had earlier been approved at the Annual General Meeting (“the AGM”) in June 2020. The final dividend for FY 2019 amounted to RUB 20.57 per ordinary MTS share (RUB 41.14 per ADR), or in total RUB 41.1 bn (RUB 41,098,127,731.99).

***

In August, MTS published its unaudited Consolidated Financial Statements under International Financial Reporting Standards (IFRS) for the six months ended June 30, 2020. The statements are available at the Company’s Investor Relations website (ir.mts.ru).

***

In September, the MTS EGM held in absentia approved semi-annual dividends of RUB 8.93 per ordinary MTS share (RUB 17.86 per ADR), or a total of RUB 17.8 billion (RUB 17,841,927,716.04), based on H1 2020 financial results, with a recommended record date to receive of October 12, 2020. Dividend payments were to be completed on or before November 17, 2020.

***

In October, the MTS Board of Directors approved the expansion of the MTS Management Board from 12 to 14 members, with the addition of: (1) Alexander Khanin as Vice President for Artificial Intelligence, and (2) Alexey Barsegian, who has been Vice President for Corporate & Legal Affairs since September 2019. In addition, at the meeting the Board also approved the Company’s updated strategy.

M&A

In September, MTS announced an agreement to invest RUB 125 m in the developer of CoinKeeper, Russia’s most popular personal finance app. The investment — which marks the first outlay by the MTS Venture Fund — is to be structured in multiple tranches, with the fund receiving a minority stake in the startup. With over 350,000 monthly active users, CoinKeeper is Russia’s leading digital standalone service for personal finance management.

***

In the reporting period, MTS received two cash payments totaling $40.1 m in connection to the sale of the Company’s former Ukrainian operations in Q4 2019: (1) $28.1 m as an adjustment payment based on a completion accounts mechanism, and (2) $12.0 m as deferred consideration. The Company earlier recognized income related to these payments within profit from discontinued operations in its consolidated statements of comprehensive income in Q2 2020 and Q4 2019, respectively.

***

In November, MTS announced the sale of the Company’s 100% stake in NVision Group JSC (“NVision”) to Sistema PJSFC (“Sistema” - LSE:SSA, MOEX:AFKS), the parent company of MTS, for RUB 401 m (subject to adjustment based on NVision’s financial results as of the date of deal closure).

Under the terms of the deal, MTS agreed to sell NVision’s systems integration assets, excluding those utilized in the development of the Company’s product portfolio. MTS will also retain the FORIS BSS/OSS billing system that had earlier been part of NVision.

The transaction was approved by the MTS Board of Directors, with an independent valuation provided by KPMG.

BONDS & LOANS

In July, MTS updated its 001P bond series program on MOEX to increase the max issuance cap from RUB 200 bn to 400 bn, as well as to accommodate potential future social/green bond issuances in line with the standards of the International Capital Market Association (ICMA) and Climate Bonds Initiative (CBI).

***

In October, MTS announced the restructuring of an existing RUB 70 bn loan and raising of a new RUB 15 bn loan with Sberbank PJSC. The restructuring agreement for the outstanding RUB 70 bn loan from Sberbank provides for a lower interest rate as well as modified maturity terms. The new RUB 15 bn loan was drawn from an existing revolving credit facility at Sberbank secured by MTS in May 2018, with the funds raised to be used for general corporate purposes.

***

Press release MTS Group Q3 2020 results

In November, MTS signed a five-year RUB 4.5 bn loan agreement with VEB.RF to finance domestic digital projects at a state-subsidized rate provided for under Russian Government Resolution No. 1598 of December 5, 2019.

5G

In July, MTS announced it had received the first license in Russia for 5G operations in the 24.25–24.65 GHz mmWave band under the 5G/IMT-2020 standard. The license covers 83 Russian regions and expires July 16, 2025. The company plans to initially focus on developing enterprise and industrial applications leveraging the licensed spectrum.

***

In October, MTS launched a 5G pilot zone in Moscow together with the Skolkovo Institute of Science and Technology (Skoltech). The new network is aimed at accelerating local innovation of cutting-edge 5G solutions and will provide coverage in the 4.9GHz with equipment featuring locally developed software that supports the international OpenRAN standard.

CLOUD

In October, MTS announced a joint cloud project with Utair, one of Russia’s leading commercial airlines serving 140 destinations. As a result, 90% of Utair’s IT backend and frontend systems have been transferred onto the #CloudMTS platform.

***

In October, MTS announced the launch of a major new modular data center near St. Petersburg. The new facility has received TIER III certification by the internationally recognized Uptime Institute.

DIGITAL NEWS

In August, MTS announced 14 promising startup projects would proceed to joint piloting together with MTS having successfully passed through the Company’s accelerator program. The projects, which were selected under the MTS StartUp Hub initiative, are aimed at driving innovation in retail operations, financial services, environmental impact, and Industry 4.0.

***

In November, MTS announced the initial nationwide public availability of mobile connectivity via eSIM technology in Russia on a pilot basis, including a fully remote ID authentication and activation process.

***

In November, MTS Bank and Sistema Capital launched a joint consumer brokerage and trading platform based around the MTS Investments mobile app. The joint project enables users to invest in mutual funds, open brokerage accounts, and independently trade securities on the Moscow Exchange.

PARTNERSHIPS

In August, MTS announced a strategic partnership with Spotify, the world’s most popular music streaming subscription service. Under an exclusive offer, MTS subscribers who become new Spotify users will be eligible for a free six-month trial of Spotify Premium.

***

In November, MTS announced a partnership with Canonical to power the Company’s next-generation cloud infrastructure and further its efforts in building out a full-fledged digital ecosystem. Under the partnership, MTS plans to leverage Canonical’s Charmed OpenStack flexible cloud-native architecture to better enable multi-vendor and cross-platform integration.

AWARDS & RECOGNITION

In September, the Company’s corporate management and investor relations function were named the best executive team among technology, media, and telecommunications (TMT) companies in the Emerging Europe, Middle East, and Africa (EEMEA) region as part of Institutional Investor’s 2020 survey of the global investment community.

In the ranking, MTS took first place in 6 of 7 categories in the TMT sector, including Best CEO (Alexey Kornya), Best CFO (Andrey Kamensky), and Best IR Professional (Polina Ugryumova).

***

In August, MTS was named one of Russia’s top-3 strongest brands by Brand Finance. In the ranking, MTS was recognized as the most valuable brand in the Russian TMT sector and eighth most valuable overall, with an estimated brand value of RUB 148 bn (up 22% year-over-year).

Press release MTS Group Q3 2020 results

GROUP PERFORMANCE

in RUB bn unless indicated otherwise

MTS Group – Key figures	Q3 2020	Q3 2019	Change, %
Revenue	129.0	123.0	4.9%
Adjusted OIBDA	58.5	56.7	3.3%
margin	45.4%	46.1%	-0.7 p.p.
Profit attributable to owners of the Company	18.8	18.4	2.3%
margin	14.6%	14.9%	-0.3 p.p.

In Q3 2020, MTS Group revenue increased 4.9% year-over-year to reach RUB 129.0 bn. Top-line performance was driven by both core telecom services as well as new segments beyond connectivity, with Fintech, Media, and B2B Digital & Cloud services together contributing more than half of year-over-year growth. Revenue growth was constrained by sharply lower international roaming during peak summer travel season amid the COVID-19 pandemic.

Group Adjusted OIBDA in Q3 increased 3.3% year-over-year to RUB 58.5 bn supported by core services, OPEX savings in retail, and a positive contribution from MTS Bank. At the same time, Group Adjusted OIBDA growth was negatively impacted by the decline in international roaming revenue, which is relatively high-margin.

Group net profit for the quarter increased 2.3% year-over-year to RUB 18.8 bn. Net profit growth was supported by solid core business performance as well as lower net interest expenses versus the same period in the prior year, reflecting MTS’s ongoing steps to optimize its debt portfolio amid a favorable interest rate environment.

At the same time, positive factors were partially offset by negative impacts from discontinued operations, FX effects, and operations with derivative instruments, as well as other factors.

Press release MTS Group Q3 2020 results

Group Adjusted OIBDA Factor Analysis (RUB bn) 6

+3.3% YoY

*Retail - RTC, wholly-owned subsidiary of MTS, handling all functions relating to MTS retail operations, including the purchase and sale of handsets and accessories and subscriber enrollment at MTS retail outlets.

Group Net Profit Factor Analysis (RUB bn) 6

+2.3% YoY

6 Totals may add up differently due to rounding

Press release MTS Group Q3 2020 results

LIQUIDITY AND CASH FLOW

in RUB bn unless indicated otherwise

Debt & Liquidity [7]	As of September 30, 2020	As of June 30, 2020
Current portion of LT debt	24.0	12.1
LT debt	391.6	396.7
Total debt	415.6	408.9
less:
Cash and cash equivalents	82.6	98.3
ST investments	26.5	26.0
Effects of hedging of non-ruble denominated debt	4.1	2.1
Net debt	302.4	282.5

At the end of Q3 2020, gross MTS Group debt stood at RUB 415.6 bn (excluding debt issuance costs). The current portion of long-term debt amounted to RUB 24.0 bn as compared to RUB 82.6 bn in cash and equivalents, reflecting the Company’s continued commitment to maintain a healthy liquidity cushion.

Net debt ex-LL7 to LTM Adjusted OIBDA8 ratio

By the end of Q3, the Group’s Net debt ex-LL7 to Last-Twelve-Months Adjusted OIBDA ratio had increased slightly to 1.4x.

Weighted average interest rates (as of September 30, 2020)

As of the end of Q3, MTS’s gross debt weighted average interest stood at 6.6%, a decline of 1.2 p.p. year-over-year.

Gross debt structure by currency 9

In line with the Company’s focus to maintain a predominantly local debt position, non-ruble debt held steady at just 3% of gross debt at the end of Q3. The Group’s net debt position remained 100% ruble-denominated.

 7 Excluding lease liabilities

8 Including the effects of IFRS 15 and 16 standards

9 Including FOREX hedging in the amount of USD 300.0m as of September 30, 2020

Press release MTS Group Q3 2020 results

SHAREHOLDER REMUNERATION*

*Totals may add up differently due to rounding

 **New share repurchase plan announced on March 31, 2020

In August, MTS completed its full-year dividend payments based on the company’s 2019 financial results. The dividend for FY 2019 amounted to RUB 20.57 per ordinary MTS share (RUB 41.14 per ADR), or in total RUB 41.1 bln (RUB 41,098,127,731.99).

In September, shareholders voted at an EGM to approve the Board’s recommendation to pay semi-annual dividends of RUB 8.93 per ordinary MTS share (RUB 17.86 per ADR), or a total of RUB 17.8 billion (RUB 17,841,927,716.04), based on the Company’s H1 2020 financial results, setting October 12 as the date of record to receive the dividends. Payment is to be completed on or before November 17, 2020.

Overall, the Company’s approved regular dividends for calendar year 2020 amount to RUB 29.50 per ordinary MTS share (RUB 59.0 per ADR) — or in total approximately RUB 58.9 bn — in addition to the special dividend disbursed in Q1 2020 of RUB 13.25 per ordinary share (RUB 26.50 per ADR). As a result, the Company exceeded the target provided for in its current dividend policy of a minimum payout of RUB 28.0 per ordinary share per calendar year.

Share Repurchase	# of shares, incl. ADSs	% of share capital	Avg price per share (RUB)[10]	Total amount spent (RUB)[10]
Shares acquired in Q3 2020 under the Repurchase Plan	19,472,111	0.97%	335.10	6,525,184,005
Total shares acquired under the Repurchase Plan (as of Nov. 13)	40,894,798	2.05%	330.89	13,531,587,606

On March 31, 2020, MTS launched a program to repurchase up to RUB 15 bn of shares of common stock and ADSs, including repurchases from Sistema Finance, through the end of calendar year 2020. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and carried out by the Company's wholly-owned subsidiary Bastion LLC. Repurchases under the plan began in Q2 2020.

As of November 13, 2020, Bastion had acquired 40,894,798 shares of Common Stock under the plan (including shares of Common Stock represented by ADSs) representing 2.05% of share capital issued by MTS. This amount includes repurchases from Sistema Finance as provided for in the plan.

10 The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

10

Press release MTS Group Q3 2020 results

in RUB bn unless indicated otherwise

Cash CAPEX	For 9 months ended September 30, 2020	For 9 months ended September 30, 2019
Russia[11]	62.6	53.9
as % of revenue	17.3%	15.6%
Armenia[12]	1.1	0.6
as % of revenue	19.0%	10.9%
Group[13]	63.7	60.8
as % of revenue	17.4%	n/a

In Q3, MTS continued to execute on its investment program, with a focus on enhancing network capacity, coverage, and quality.

Cash capital expenditures in 9M 2020 amounted to RUB 63.7 bn, with a Group Cash CAPEX / Sales ratio of 17.4%.

In Q3, around 3,600 additional MTS base stations were brought online across 71 Russian regions, including more than 3,400 new 4G base stations. By the end of the reporting period, MTS estimates its LTE network covered 84% of the Russian population.

 in RUB bn unless indicated otherwise

Cash Flow	For 9 months ended September 30, 2020	For 9 months ended September 30, 2019
Net cash provided by operating activities	109.1	70.3
adjusted for:
Purchases of property, plant and equipment	-44.6	-45.0
Purchases of intangible assets	-19.6	-16.1
Cost to obtain and fulfill contracts, paid	-3.7	-3.7
Purchase of Avantage	-0.2	-
Proceeds from sale of property, plant and equipment	4.9	5.1
Investments in associates	-1.5	-
Acquisition of subsidiaries	-0.3	-2.1
Proceeds from sale of subsidiaries	3.0	-
Proceeds from sale of associates	2.5	3.1
Free cash flow	49.6	11.6
Free cash flow ex-Bank excl. SEC/DOJ payment	54.2	59.5

For the nine months ended September 30, free cash flow excluding MTS Bank amounted to RUB 54.2 bn. Group free cash flow ex-Bank decreased RUB 5.3 bn year-over-year when excluding the one-time payment of RUB 55.6 bn made in 2019 under the resolution with the U.S. DOJ and settlement with the SEC.

Free cash flow was supported by stronger business performance in 9M 2020 as well as relatively lower tax payments and financing costs, which were more than offset by negative factors including a high base from 9M 2019 due to discontinued operations (Ukraine).

11

Press release MTS Group Q3 2020 results

RUSSIA

11 Net of cash proceeds under sharing agreement

12 Excluding costs of RUB 0.3 bn related to the purchase of 4G licenses in Armenia in 9M 2019

13 Excluding purchases of 4G license in Armenia in 2019 and net of cash proceeds under sharing agreement in RUB bn unless indicated otherwise

Russia highlights	Q3 2020	Q3 2019	Change, %
Revenue	127.4	121.9	4.4%
mobile	85.6	83.1	3.0%
fixed	15.2	15.0	1.7%
bank	8.8	7.6	15.5%
integration services	3.2	2.7	19.1%
other services	0.1	0.3	-62.1%
sales of goods	20.3	18.1	12.2%
OIBDA[14]	57.2	55.4	3.1%
margin	44.9%	45.5%	-0.6 p.p.
Net profit[14]	17.8	15.4	15.1%
margin	13.9%	12.6%	1.3 p.p.

In Q3 2020, MTS saw solid top-line performance in its core market, with revenue in Russia growing 4.4% year-over-year to reach RUB 127.4 bn. Mobile connectivity services were the largest single growth driver, with sales of software products and MTS Bank also contributing.

Russia OIBDA grew a robust 3.1% year-over-year in Q3 to reach RUB 57.2 bn supported by core services and OPEX savings in retail as well as a positive contribution from MTS Bank. At the same time, OIBDA was constrained by a year-over-year drop in relatively high margin international roaming services as subscribers refrained from travel amid the COVID-19 pandemic.

For the quarter, MTS saw mobile service revenue in Russia grow 3.0% year-over-year to reach RUB 85.6 bn, reflecting tariff adjustments in 2020 and a relatively stable competitive environment. The total number of active mobile subscribers on MTS’s network grew by approximately 1 million users quarter-on-quarter, reversing most of the decline seen amid social distancing measures in Q2 that impacted retail operations and SIM distribution.

Revenue from MTS’s fixed business increased 1.7% year-over-year to RUB 15.2 bn, with declining legacy telephony connections more than offset by growing consumer demand for high-speed broadband.

Revenue	Q3 2020	Q3 2019	Change, %
Total	15.2	15.0	1.7%
B2C	7.7	7.7	0.1%
B2B+B2G+B2O	7.5	7.3	3.4%

According to MTS’s analysis, in Q3 2020 the Company’s share of the Moscow B2C broadband market share held steady at 43.1% and its pay-TV market share notched upward to 46.4%. MTS continued to drive penetration of ultra-fast fiber connectivity, reaching over 2.2 m GPON subscribers in Moscow.

Despite a challenging macroeconomic environment, bank revenue grew 15.5% year-over-year in Q3 to RUB 8.8 bn, reflecting the growth in the bank’s retail loan portfolio and net interest income.

MTS’s integration business recorded RUB 3.2 bn in revenue in Q3. Revenue from other services declined 62.1% year-over-year, with particularly negative dynamics in event ticketing that reflect restrictions and lower attendance at live events amid the COVID-19 pandemic.

Revenue from sales of goods increased 12.2% year-over-year to RUB 20.3 bn, primarily driven by software sales, although sales of handsets and accessories also contributed positively (+2.9% year-over-year), reversing an earlier decline in Q2 that saw a large number of temporary store closures in line with social distancing guidelines.

In Q3 2020, smartphone penetration on MTS’s network reached 77.8%, with 64.6% of overall monthly active subscribers also being consumers of mobile data.

MTS Retail (# of stores at the end of the period)15

14 OIBDA and net income for 2019 has been restated to reflect greater allocation of corporate HQ costs onto MTS’s Russia business following divestment of the Company’s Ukrainian operations in Q4 2019

15 Including franchises

12

Press release MTS Group Q3 2020 results

In Q3 2020, MTS took additional steps to optimize its retail store network. By the end of the quarter, the total count of owned and franchised MTS stores stood at 5,188 — down more than 11% from the year-ago quarter. At the same time, sales via online channels, saw solid growth, with ecommerce revenue up 76.3% year-over-year to reach RUB 3.7 bn.

1-month active users of MyMTS app (m)

Q3 also saw continued adoption of services and apps within the MTS digital ecosystem. The Company’s MyMTS integrated customer care app reached 23.3 million active users, and at the end of the quarter over 8.4 million users had registered in the Company’s loyalty program, MTS Cashback.

Registered MTS Cashback users (m)

13

Press release MTS Group Q3 2020 results

FOREIGN MARKETS: ARMENIA AND BELARUS

in AMD bn unless indicated otherwise

Armenia highlights	Q3 2020	Q3 2019	Change, %
Revenue	13.4	14.7	-9.1%
OIBDA	7.2	7.6	-4.6%
margin	53.8%	51.3%	2.5 p.p.
Net profit	3.5	2.5	39.0%
margin	26.2%	17.2%	9.0 p.p.

In Armenia, revenue declined by 9.1% year-over-year to AMD 13.4 bn, with significant negative impacts amid the COVID-19 pandemic, including reduced sales of handsets and accessories, lower international roaming and tourist connectivity, as well as a less significant drop in core mobile service revenue as social distancing measures remained in place.

OIBDA decreased 4.6% to AMD 7.2 bn, with the relatively lower percentage decline versus revenue reflecting continued steps to achieve OPEX savings.

in BYN m unless indicated otherwise

Belarus highlights	Q3 2020	Q3 2019	Change, %
Revenue	318.7	274.8	16.0%
OIBDA	164.8	148.4	11.0%
margin	51.7%	54.0%	-2.3 p.p.
Net profit	93.4	84.4	10.6%
margin	29.3%	30.7%	-1.4 p.p.

In Belarus, which is not consolidated, MTS’s operations continued to see solid double-digit top-line growth. In Q3 2020, revenue grew 16.0% year-over-year to reach BYN 318.7 m, primarily driven by sales of goods and strong performance in core mobile connectivity.

OIBDA likewise saw a double-digit increase, up 11.0% year-over-year to reach BYN 164.8 m.

14

Press release MTS Group Q3 2020 results

2020 OUTLOOK

Group Revenue:

MTS revises its forecast of 2020 Group Revenue to at least 3% growth year-over-year from its earlier guidance of flat to 3% growth, based on the following factors:

•	A rational competitive environment in Russia;

•	The impact from mobile tariff adjustments in Q1 2020;

•	Rising data consumption and weaker voice usage;

•	The impact from temporary store closures in line with public health guidelines;

•	A drop off in roaming usage due to declining travel;

•	Broader macroeconomic impacts on businesses and consumers; and

•	Potential further macroeconomic and regulatory developments.

Group adj. OIBDA:

MTS revises its forecast of 2020 Group adj. OIBDA to flat to 2% growth (0-2%) year-over-year from its earlier guidance of -2% to flat, taking into consideration the following factors:

•	A drop off in roaming due to declining travel;

•	Impairment of retail loans at MTS Bank amid the COVID-19 pandemic;

•	Mobile tariff adjustments in 2020;

•	Temporary OPEX savings amid COVID-19;

•	Ongoing steps to optimize the Company’s retail footprint and associated costs;

•	A high base from a positive one-off in Q1 2019;

•	Market sentiment and prospective growth in usage of high-value products;

•	Reducing SIM sales and lower subscriber churn;

•	Higher labor costs in new business segments; and

•	Potential further macroeconomic and regulatory developments.

Group cash CAPEX:

FY2020 cash CAPEX spending is estimated to be around RUB 90 bn including the effect from realized contracts with derivative instruments, as well as required investments under the Yarovaya Law (see below), due to a number of factors:

•	Further incremental improvements and enhancements to LTE networks;

•	Continued investment in digital products and services;

•	Broader macroeconomic developments including FX volatility;

•	Development of commercial 5G solutions and their introduction into Russian market; and

•	Implementation of infrastructure and spectrum sharing projects within Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

Press release MTS Group Q3 2020 results

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q3 2020 Financial & Operating Results on November 17, 2020.

The conference call will start at:

Moscow:       6:00 p.m.

London:        3:00 p.m.

New York:    10:00 a.m.

To take part in the conference call, please dial one of the following telephone numbers and enter confirmation code: 50605935#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 207 194 37 59 (Local access)

0800 376 61 83 (Toll free)

From the US:

+1 844 286 06 43 (Toll free)

A live webcast will also be available at: https://www.webcast-eqs.com/mts20201117

A replay of the conference call will be available for 10 days at the following telephone numbers:

From Russia: +7 495 990 92 60 (Local access)

From the UK: +44 203 364 51 47 (Local access)

From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418955044#

This press release provides a summary of the key financial and operating indicators for the period ended September 30, 2020. For full disclosure materials, please visit http://ir.mts.ru/investors/financial-center/financial-results/

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

Press release MTS Group Q3 2020 results

ATTACHMENTS

Attachment A

Non-IFRS financial measures.

This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bn)	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Operating profit	32.6	27.3	26.5	26.0	33.2
Add: D&A	24.1	24.5	24.7	24.7	25.4
Loss from impairment of non-current assets	-	-0.1	0.3	0.9	-0.02
Adjusted OIBDA	56.7	51.6	51.5	51.6	58.5

Russia (RUB bn)	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Operating profit	32.0	27.1	26.1	25.3	32.3
Add: D&A	23.4	24.0	24.3	24.2	24.8
Loss from impairment of non-current assets	-	-	0.3	0.9	-
Adjusted OIBDA	55.4	51.1	50.7	50.4	57.2

Press release MTS Group Q3 2020 results

Armenia (RUB m)	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Operating profit	374	396	411	407	575
Add: D&A	649	510	433	483	517
OIBDA	1 023	906	844	890	1 092

Adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Operating margin	26.5%	21.5%	22.2%	22.1%	25.7%
Add: D&A	19.6%	19.3%	20.7%	20.9%	19.6%
Loss from impairment of non-current assets	-	-0.1%	0.3%	0.8%	0.0%
Adjusted OIBDA margin	46.1%	40.6%	43.1%	43.8%	45.4%

Russia	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Operating margin	26.3%	21.5%	22.1%	21.8%	25.4%
Add: D&A	19.2%	19.0%	20.5%	20.8%	19.5%
Loss from impairment of non-current assets	-	-	0.3%	0.8%	-
Adjusted OIBDA margin	45.5%	40.5%	42.9%	43.4%	44.9%

Armenia	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Operating margin	18.8%	20.1%	23.3%	23.1%	28.3%
Add: D&A	32.5%	25.9%	24.5%	27.4%	25.5%
OIBDA margin	51.3%	46.0%	47.7%	50.5%	53.8%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q3’19	Q4’19	Q1’20	Q2’20	Q3’20
Group free cash flow	44.4	43.8	17.5	7.4	24.8
Less: Bank free cash flow	17.0	-7.6	-0.5	-7.5	3.4
Free cash flow ex-Bank	27.4	51.4	18.0	14.8	21.3

Press release MTS Group Q3 2020 results

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Press release MTS Group Q3 2020 results

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(Amounts in millions of RUB except per share amount)

	Nine months	Nine months	Three months	Three months
	ended	ended	ended	ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Service revenue	314 873	301 420	108 604	104 820
Sales of goods	51 513	47 623	20 444	18 225
Revenue	366 386	349 043	129 048	123 045
Cost of services	(91 222)	(85 692)	(30 966)	(29 032)
Cost of goods	(46 947)	(44 543)	(18 399)	(17 000)
Selling, general and administrative expenses	(64 257)	(65 528)	(21 543)	(22 433)
Depreciation and amortization	(74 705)	(71 811)	(25 353)	(24 058)
Operating share of the profit of associates and joint ventures	3 573	3 500	1 314	1 298
Impairment of non-current assets	(1 227)	-	21	-
Other operating (expenses) / income	(5 884)	1 901	(913)	811
Operating profit	85 717	86 870	33 209	32 631
Other expenses:
Finance income	2 652	3 624	685	923
Finance costs	(31 155)	(3 5607)	(9 911)	(12 585)
Other income / (expenses)	3 824	(1 388)	243	960
Total other expenses, net	(24 679)	(33 371)	(8 983)	(10 702)
Profit before tax from continuing operations	61 038	53 499	24 226	21 929
Income tax expense	(14 906)	(12 567)	(5 673)	(5 677)
Profit for the period from continuing operations	46 132	40 932	18 553	16 252
Discontinued operation:

Profit after tax for the period from discontinued operation	2 676	8 429	440	2 415
Profit for the period	48 808	49 361	18 993	18 667
Profit for the period attributable to non-controlling interests	(495)	(665)	(173)	(273)

Profit for the period attributable to owners of the Company	48 313	48 696	18 820	18 394
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	4 329	944	2 418	3 734
Net fair value loss on financial instruments	-	(237)	-	(9)
Other comprehensive income / (loss) for the period	4 329	707	2 418	3 725
Total comprehensive income for the period	53 137	50 068	21 411	22 391
Less comprehensive income for the period attributable to the noncontrolling interests	(495)	(664)	(172)	(272)

Comprehensive income for the period attributable to owners of the Company	52 642	49 404	21 239	22 119

Weighted average number of common shares outstanding, in thousands - basic	1 772 518	1 783 665	1768850	1 772 885
Earnings per share attributable to the Group - basic:
EPS from continuing operations	25.75	22.58	10.39	9.01
EPS from discontinued operation	1.51	4.73	0.25	1.36
Total EPS - basic	27.26	27.31	10.64	10.37
Weighted average number of common shares outstanding, in thousands - diluted	1 773 989	1 786 707	1 769 693	1 774 499
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	25.73	22.54	10.39	9.00
EPS from discontinued operation	1.51	4.72	0.25	1.36
Total EPS - diluted	27.24	27.26	10.64	10.36

Press release MTS Group Q3 2020 results

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2020 and As of December 31, 2019
(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2020	2019
NON-CURRENT ASSETS:
Property, plant and equipment	271 877	265 479
Investment property	2 461	2 986
Right-of-use assets	131 404	138 817
Intangible assets	123 414	118 404
Investments in associates and joint ventures	8 739	6 450
Other investments	11 180	11 195
Deferred tax assets	10 469	9 975
Accounts receivable, related parties	8 399	10 787
Bank deposits and loans to customers	59 035	53 472
Other financial assets	11 417	6 776
Other assets	5 540	4 981
Total non-current assets	643 935	629 322

CURRENT ASSETS:
Inventories	15 970	15 515
Trade and other receivables	36 787	35 595
Accounts receivable, related parties	6 919	5 872
Bank deposits and loans to customers	49 281	39 370
Short-term investments	26 547	25 618
VAT receivable	9 830	9 350
Income tax assets	3 215	4 301
Assets held for sale	331	497
Cash and cash equivalents	82 649	38 070
Other financial assets	23 405	14 558
Advances paid and prepaid expenses and other assets	5 456	5 842
Total current assets	260 390	194 588
Total assets	904 325	823 910
EQUITY:
Equity attributable to owners of the Company	26 451	33 068
Non-controlling interests	3 825	3 326
Total equity	30 276	36 394
NON-CURRENT LIABILITIES:
Borrowings	391 435	271 573
Lease obligations	136 164	140 080
Bank deposits and liabilities	1 683	1 805
Deferred tax liabilities	20 764	17 866
Provisions	4 980	4 761
Other financial liabilities	63	955
Other liabilities	1 887	2 019
Total non-current liabilities	556 976	439 059

CURRENT LIABILITIES:
Trade and other payables	69 641	71 808
Accounts payable, related parties	776	558
Borrowings	23 938	71 746
Lease obligations	16 778	15 228
Bank deposits and liabilities	153 665	136 147
Income tax liabilities	1 401	784
Provisions	9 523	11 526
Other financial liabilities	1 309	1 424
Other liabilities	40 042	39 236
Total current liabilities	317 073	348 457

Total equity and liabilities	904 325	823 910

Press release MTS Group Q3 2020 results

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September30, 2020	September30, 2019
Profit for the period	48808	49361

Adjustments for:
Depreciation and amortization	74705	80323
Finance income	(2652)	(3976)
Finance costs	31155	36695
Income tax expense	14906	14076
Net foreign exchange (gain) / loss and change in fair value of financial instruments	(4391)	(170)
Share of profit of associates and joint ventures	(3742)	(6966)
Impairment of non-current assets	1227	-
Gain from sale of Ukraine operations	(1967)	-
Inventory obsolescence expense	834	1510
Allowance for doubtful accounts	1805	2045
Bank reserves	7127	2637
Change in provisions	(1950)	(2879)
Other non-cash items	(3241)	(6345)

Movements in operating assets and liabilities:
Increase in trade and other receivables and contract assets	(843)	(6476)
Increase in bank deposits and loans to customers	(22346)	(25907)
(Increase) / decrease in inventory	(885)	634
Increase in VAT receivable	(466)	(3637)
(Increase) / decrease in advances paid and prepaid expenses	(4908)	2839

Increase in trade and other payables, contract liabilities and other liabilities	1383	9160
Increase in bank deposits and liabilities	13823	28718
Fines and penalties related to investigation into former operations in Uzbekistan	-	(55607)
Dividends received	1791	2525
Income taxes paid	(10769)	(17667)
Interest received	1668	4238
Interest paid, net of interest capitalised	(31945)	(34879)
Net cash provided by operating activities	109127	70252

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired	(262)	(2052)
Purchases of property, plant and equipment	(44588)	(45000)
Purchases of other intangible assets	(19594)	(16087)
Cost to obtain and fulfill contracts	(3745)	(3692)
Purchases of 4G licenses in Armenia	-	(255)
Purchase of Avantage	(196)	-
Proceeds from sale of property, plant and equipment and assets held for sale	4897	5067
Purchases of short-term and other investments	(7306)	(14862)
Proceeds from sale of short-term and other investments	10478	41842
Investments in associates and joint ventures	(1460)	-
Cash proceeds and (payments) related to swap contracts	5236	(781)
Proceeds from sale of subsidiaries	2998
Proceeds from sale of associates	2450	3067
Other investing activities	-	5
Net cash used in investing activities	(51092)	(32748)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of entities under common control, net of cash acquired	-	(13866)
Repayment of loans	(63859)	(90704)
Proceeds from loans	108414	52872
Repayment of notes	(28127)	(189)
Proceeds from issuance of notes	46757	47500
Notes and debt issuance cost paid	(106)	(71)
Lease obligation principal paid	(11458)	(11240)
Dividends paid	(59346)	(36541)
Repurchase of common stock	(7613)	(15922)
Other financing activities		343
Net cash provided by / (used in) financing activities	(15338)	(67818)

Effect of exchange rate changes on cash and cash equivalents	1882	(1243)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	44579	(31557)

CASH AND CASH EQUIVALENTS, at beginning of the period	38070	84075

CASH AND CASH EQUIVALENTS, at end of the period	82649	52518

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: November 17th, 2020